NXT ENERGY SOLUTIONS INC.

Unaudited Condensed Interim Consolidated Financial Statements
For the 3 and 9 month periods ended
September 30, 2018

NXT ENERGY SOLUTIONS INC.
Condensed Consolidated Interim Balance Sheets
(Unaudited - expressed in Canadian dollars)

	September 30,	December 31,
	2018	2017
Assets
Current assets
Cash and cash equivalents	$ 414,111	$ 166,618
Short-term investments (Note 3)	5,000,000	950,000
Accounts receivable	75,946	60,027
Prepaid expenses	100,919	107,363
	5,590,976	1,284,008
Long term assets
Deposits (Note 4)	533,925	518,765
Property and equipment (Note 5)	709,916	778,685
Intellectual property (Note 6)	20,075,983	21,339,533

	26,910,800	$23,920,991

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities (Note 7)	$ 496,763	$ 1,562,394
Income taxes payable	-	201
Current portion of capital lease obligation (Note 8)	41,820	39,579
	538,583	1,602,174
Long-term liabilities
Capital lease obligation (Note 8)	53,452	85,118
Other liabilities (Note 17)	401,194	517,669
Asset retirement obligation	58,254	56,702
Deferred charges (Note 14)	79,730	81,919
	592,630	741,408
	1,131,213	2,343,582
Commitments and contingencies (Note 14)

Shareholders' equity
Common shares (Note 9): - authorized unlimited
Issued: 68,573,558 (2017 – 58,161,133) common shares	96,627,407	88,121,286
Contributed capital (Note 9)	9,466,926	8,195,075
Deficit	(81,025,681)	(75,449,886)
Accumulated other comprehensive income	710,935	710,934
	25,779,587	21,577,409
	$ 26,910,800	$23,920,991

Signed "George Liszicasz"	Signed "Bruce G. Wilcox"
Director	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

NXT ENERGY SOLUTIONS INC.
Condensed Consolidated Interim Statements of Loss and Comprehensive Loss
(Unaudited - expressed in Canadian dollars)

	For the three months		For the nine months ended
	ended September 30		ended September 30
	2018	2017	2018	2017
Revenue
Survey revenue (Note 15)	$-	$-	$-	$-
Expenses
Survey costs, net	271,337	261,658	788,771	1,037,217
General and administrative expenses	1,031,346	1,013,148	3,123,384	3,712,780
Stock based compensation expense (Note 11)	110,446	162,724	559,521	497,005
Amortization expense (Notes 5 & 6)	447,942	454,163	1,342,325	1,443,413
	1,861,071	1,891,693	5,814,001	6,690,415
Other expenses (income)
Interest expense (income), net	(26,171)	199	(40,378)	4,925
Foreign exchange (gain) loss	10,614	9,507	478	26,788
Intellectual property and other expenses	178	33,957	(12,645)	79,323
Gain on extinguishment of liability (Note 18)	(185,661)	-	(185,661)	-
	(201,040)	43,663	(238,206)	111,036

Loss before income taxes	(1,660,031)	(1,935,356)	(5,575,795)	(6,801,451)
Income tax expense
Current	-	-	-	72,587

Net Loss and comprehensive Loss	$(1,660,031)	$(1,935,356)	$(5,575,795)	$(6,874,038)
Net Loss per share (Note 10)
Basic	(0.02)	(0.04)	(0.09)	(0.13)
Diluted	(0.02)	(0.04)	(0.09)	(0.13)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

NXT ENERGY SOLUTIONS INC.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited - expressed in Canadian dollars)

	For the three months		For the nine months
	ended September 30		ended September 30
	2018	2017	2018	2017
Cash provided by (used in):
Operating activities
Comprehensive income (loss) for the period	$(1,660,031)	$(1,935,356)	$(5,575,795)	$(6,874,038)
Items not affecting cash:
Stock based compensation expense (Note 11)	110,446	162,724	559,521	497,005
Amortization expense (Notes 5 & 6)	447,942	454,163	1,342,325	1,443,413
Non-cash changes to asset retirement obligation	517	1,500	1,552	4,500
Valuation allowance of Bolivian Tax Credits	-	-	-	207,682
Foreign Exchange	22,938	-	(673)	-
Amortization of deferred gain on sale of aircraft (Note 17)	(38,825)	(38,825)	(116,475)	(64,709)
Deferred rent (Note 14)	(729)	(729)	(2,189)	(2,189)
Gain on settlement of liabilities (Note 18)	(185,661)	-	(185,661)	-
Change in non-cash working capital balances (Note 13)	(296,252)	(292,569)	(904,132)	(162,160)
	60,376	286,264	694,268	1,923,542
Net cash used in operating activities	(1,599,655)	(1,649,092)	(4,881,527)	(4,950,496)
Financing activities
Proceeds from exercise of stock options	-	-	5,067	30,420
Net Proceeds from Private Placement (Note 9)	821,052	-	9,213,384	-
Repayment of capital lease obligation (Note 8)	(9,967)	(9,252)	(29,425)	(27,341)
Net cash from financing activities	811,085	(9,252)	9,189,026	3,079
Investing activities
Proceeds from sale / purchase of property & equipment, net	-	-	(10,006)	3,133,533
Increase in short-term investments	250,000	1,440,000	(4,050,000)	1,393,090
Net cash from (used in) investing activities	250,000	1,440,000	(4,060,006)	4,526,623
Net increase (decrease) in cash and cash equivalents	(538,570)	(218,344)	247,493	(420,794)
Cash and cash equivalents, beginning of the period	952,681	288,046	166,618	490,496
Cash and cash equivalents, end of the period	$414,111	$69,702	$414,111	$69,702
Supplemental information
Cash interest (received)	(32,373)	(1,778)	(43,304)	(6,504)
Cash taxes paid	-	-	-	72,287

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

NXT ENERGY SOLUTIONS INC.
Condensed Consolidated Interim Statements of Shareholders' Equity
(Unaudited - expressed in Canadian dollars)

	For the nine months
	ended September 30
	2018	2017
Common Shares
Balance at beginning of the period (Note 9)	$88,121,286	$85,966,393
Issuance of Common Stock on Private Placement (Note 9)	8,358,610	-
Issued upon exercise of stock options (Note 9)	5,067	30,420
Transfer from contributed capital upon exercise of stock options	6,441	-
Equity-based transaction with non-employee	-	16,200
Finder’s fee	136,003	-

Balance at end of the period	96,627,407	86,013,013
Contributed Capital
Balance at beginning of the period	8,195,075	7,613,719
Issuance of warrants on Private Placement	718,771	-
Recognition of stock based compensation expense	559,521	497,005
Contributed capital transferred to common shares
upon exercise of stock options	(6,441)	-

Balance at end of the period	9,466,926	8,110,724
Deficit
Balance at beginning of the period	(75,449,886)	(66,479,488)
Net loss and comprehensive loss for the period	(5,575,795)	(6,874,038)

Balance at end of the period	(81,025,681)	(73,353,526)
Accumulated Other Comprehensive Income
Balance at beginning and end of the period	710,935	710,935
Total Shareholders' Equity at end of the period	$25,779,587	$ 21,481,146

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

NXT ENERGY SOLUTIONS INC.

Notes to the Condensed Consolidated Interim Financial Statements
As at and for the three and nine month periods ended September 30, 2018
(Expressed in Canadian dollars unless otherwise stated)

1. The Company and Going Concern

NXT Energy Solutions Inc. (the "Company" or "NXT") is a publicly traded company based in Calgary, Alberta Canada.

NXT's proprietary Stress Field Detection ("SFD®") technology is an airborne survey system that is used in the oil and natural gas exploration industry to identify subsurface trapped fluid accumulations.

These condensed consolidated interim financial statements have been prepared on a going concern basis.  The going concern basis of presentation assumes that NXT will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The events described in the following paragraphs highlight that there is substantial doubt about NXT’s ability to continue as a going concern within one year after the date that these financial statements have been issued.

As a result of the extended duration between revenue bearing contracts, NXT’s balance of Current Assets less Current Liabilities has been declining since the closing of the first tranche of the Private Placement on February 2018.  As a result, the Company’s current and forecasted cash position is not expected to be sufficient to meet its obligations for the 12 month period beyond the date that these financial statements have been issued.

While near term survey prospects are expected to translate into revenue bearing contacts and provide positive contribution to the liquidity position, there are no certainties that these prospects will convert into executed contracts prior to the full depletion of the Company’s cash resources.  The Company has taken steps to reduce costs; which include evaluating alternatives to reduce aircraft and office lease costs, a rationalization of professional fees, a possible greater emphasis on stock based compensation for board of director’s fees, and an indefinite suspension of the Advisory Board. In addition staffing costs are being reduced with new human resource policies and considerations are being reviewed on a further reduction of Company staff. If required, further financing options that may be available to the Company include issuance of new equity, debentures or bank credit facilities.  The need for any of these options will be dependent on the timing of securing new contracts and obtaining financing terms that are acceptable to both the Company and the financier.

NXT ENERGY SOLUTIONS INC.

Notes to the Condensed Consolidated Interim Financial Statements
As at and for the three and nine month periods ended September 30, 2018
(Expressed in Canadian dollars unless otherwise stated)

NXT continues to develop its pipeline of opportunities to secure new revenue contracts. However, the Company’s longer-term success remains dependent upon its ability convert these opportunities into successful contracts and to continue to attract new client projects and expand the revenue base to a level sufficient to exceed fixed operating costs and generate positive cash flow from operations.  The occurrence and timing of these events cannot be predicted with certainty.

The consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate.  If the going concern basis was not appropriate for these consolidated financial statements, then significant adjustments would be necessary in the classification and carrying value of assets and liabilities and the reported revenues and expenses.

2. Significant Accounting Policies

Basis of presentation

These consolidated interim financial statements for the period ended September 30, 2018 have been prepared by management in accordance with generally accepted accounting principles of the United States of America ("US GAAP") and by applying the same accounting policies and methods as used in preparing the consolidated financial statements for the fiscal year ended December 31, 2017, except as noted below.

Revenue recognition:

In May 2014, the US Financial Accounting Standards Board (“FASB”) issued new guidance on accounting for “Revenue from Contracts with Customers”, which supersedes the current revenue recognition requirements and most industry-specific guidance. This new guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

This new guidance became effective from January 1, 2018. The Company applied the new standard retrospectively to the prior reporting period. As the Company has generated no revenue in the comparative period, the new standard has no significant impact on the prior period as a result of the adoption of the standard. As the Company enters into new contracts with customers, it will evaluate the recognition of revenue under the new standard.

NXT ENERGY SOLUTIONS INC.

Notes to the Condensed Consolidated Interim Financial Statements
As at and for the three and nine month periods ended September 30, 2018
(Expressed in Canadian dollars unless otherwise stated)

Future Accounting Policy Changes

Leases:

In February 2016, the FASB issued new guidance on leases. The new guidance requires lessees to recognize most leases, including operating leases, on the balance sheet as lease assets and lease liabilities.  In addition, lessees may be required to reassess assumptions associated with existing leases as well as to provide expanded qualitative and quantitative disclosures.  The new guidance is effective January 1, 2019.  NXT is currently evaluating the impact of the adoption of this new guidance on its consolidated financial statements and thus far has determined it will result in two leases, our aircraft lease, and our office lease, being recognized on the balance sheet as lease assets entry and a corresponding lease liabilities entry. The Company will continue to evaluate its leases to determine the exact impact that the adoption of the standard will also have on interest expense from lease liabilities and depreciation expense within earnings. Once further phases of the review are complete, a more precise quantitative estimate of the impact on the consolidated financial statements will be made.

3. Short-term investments

Short-term investments consist of Guaranteed Investment Certificates with maturity dates from 90 days to one year from the date of purchase. For September 30, 2018 interest rates range from 1.65% to 1.80%. For December 31, 2017 the interest rate was 0.70%.

	For the period ended
	September 30,	December 31,
	2018	2017
90 Day non-redeemable GIC	$900,000	$-
One year cashable GIC’s	4,100,000	950,000
	5,000,000	950,000

4. Deposits

Security deposits have been made to the lessors of the office building and the aircraft. They are due to be repaid at the end of the respective lease terms (Building- 2025, Aircraft-2022).

	For the period ended
	September 30,	December 31,
	2018	2017
Building	$43,310	$43,310
Aircraft	490,615	475,455
	533,925	518,765

NXT ENERGY SOLUTIONS INC.

Notes to the Condensed Consolidated Interim Financial Statements
As at and for the three and nine month periods ended September 30, 2018
(Expressed in Canadian dollars unless otherwise stated)

5. Property and equipment

	Cost	Accumulated	Net book
For the period ended September 30, 2018	Base	amortization	value
Survey equipment	$684,890	$624,207	$60,683
Computers and software	1,256,101	1,194,823	61,278
Furniture and other equipment	528,420	502,822	25,598
Leasehold improvements	1,165,108	602,751	562,357
	3,634,519	2,924,603	709,916

	Cost	Accumulated	Net book
For the period ended December 31, 2017	Base	amortization	value
Survey equipment	$684,890	$612,717	$72,173
Computers and software	1,246,095	1,177,653	68,442
Furniture and other equipment	528,420	498,304	30,116
Leasehold improvements	1,165,108	557,154	607,954
	3,624,513	2,845,828	778,685

6. Intellectual property

During 2015, NXT acquired the permanent rights to the SFD® technology for use in the exploration of hydrocarbons from Mr. George Liszicasz and recorded the acquisition as an intellectual property asset on the balance sheet. The asset was recorded at the fair value of the consideration transferred, including the related tax affect, of approximately $25.3 million.

The asset is being amortized on a straight line basis over its estimated useful life of 15 years. The annual amortization expense expected to be recognized in each of the next five years is approximately $1.7 million per year for a 5 year aggregate total of $8.4 million.

NXT ENERGY SOLUTIONS INC.

Notes to the Condensed Consolidated Interim Financial Statements
As at and for the three and nine month periods ended September 30, 2018
(Expressed in Canadian dollars unless otherwise stated)

	For the period ended
	September 30,	December 31,
	2018	2017
Intellectual property acquired	$25,271,000	$25,271,000
Accumulated amortization	(5,195,017)	(3,931,467)
	20,075,983	21,339,533

7. Accounts payable and accrued liabilities

	For the period ended
	September 30,	December 31,
	2018	2017
Accrued liabilities related to:
Consultants and professional fees	$172,366	$353,333
Board of Directors' fees	22,500	175,000
Deferred gain on sale of aircraft (current)	155,301	155,301
Payroll (wages payable and vacation pay)	35,713	551,110
	385,880	1,234,744
Trade payables and other	110,883	327,650
	496,763	1,562,394

8. Capital lease obligation

	For the period ended
	September 30,	December 31,
	2018	2017
Capital lease obligation	$95,272	$124,697
Less current portion	(41,820)	(39,579)
	53,452	85,118

NXT ENERGY SOLUTIONS INC.

Notes to the Condensed Consolidated Interim Financial Statements
As at and for the three and nine month periods ended September 30, 2018
(Expressed in Canadian dollars unless otherwise stated)

The capital lease obligation is secured by specific leasehold improvements included in property and equipment, bears interest at a rate of 7.4%, and is repayable as follows:

Year ended December 31:
2018	$10,154
2019	42,603
2020	42,515
$95,272

9. Common shares

The Company is authorized to issue an unlimited number of common shares, of which the following are issued and outstanding:

	For the nine month periods ended
	September 30, 2018		September 30, 2017
	# of shares	$ amount	# of shares	$ amount
As at the beginning of the period	58,161,133	88,121,286	53,856,509	85,966,393
Shares issued during the period:
Issuance of Common Stock
on the Private Placement	10,264,946	8,358,610	-	-
Exercise of stock options	6,667	5,067	-	30,420
Transfer from contributed capital on the
exercise of stock options	-	6,441	-	-
Finder’s Fee	140,812	136,003	-	-
Equity-based transaction with non-employee	-	-	-	16,200

As at the end of the period	68,573,558	96,627,407	53,856,509	86,013,013

NXT ENERGY SOLUTIONS INC.

Notes to the Condensed Consolidated Interim Financial Statements
As at and for the three and nine month periods ended September 30, 2018
(Expressed in Canadian dollars unless otherwise stated)

On July 3, 2018 the Company completed the final tranches of a three-tranche Private Placement under which Alberta Green Ventures Limited Partnership (the “Subscriber”) purchased an additional 1,054,449 Units at a price of $0.924 per Unit for total gross proceeds of approximately $974,311. Each Unit consists of one common share and one-third of one warrant. Each warrant entitles the holder to acquire one common share at an exercise price of $1.20 for twelve (12) months from closing of the first tranche of the Private Placement, which was February 16, 2018.

As a result of the final tranches of the Private Placement 1,054,449 additional common shares and 351,483 warrants were issued to the Subscriber. $954,472 of the gross proceeds of the Private Placement were allocated to the common shares and $19,839 to the share purchase warrants, less share issuance costs of $40,216. The fair value of the warrants was calculated using the Black-Scholes pricing model with the following assumptions: (i) dividend yield of 0%, (ii) estimated volatility of 65%, (iii) risk free interest rate of 1.68% based on the Canada 1-Year Treasury Bill Yield and (iv) and expected life of less than 1 year.

In total the Subscriber purchased 10,264,946 Units at a price of $0.924 per Unit for total gross proceeds of approximately $9,484,810.

As a result of the Private Placement a total of 10,264,946 common shares and a total of 3,421,648 warrants were issued to the Subscriber. The allocation of gross proceeds was $8,766,039 to the common shares and $718,771 to the share purchase warrants, less share issuance costs of $407,429. The fair value of the warrants was calculated using the Black-Scholes pricing model with the following assumptions: (i) dividend yield of 0%, (ii) estimated volatility of 65%, (iii) risk free interest rate of 1.68% based on the Canada 1-Year Treasury Bill Yield and (iv) and expected life of 1 year.

The Subscriber now holds approximately 20.0% of the Corporation's 68,573,558 outstanding common shares including common shares issuable through the exercise of its warrants.

On June 7, 2018 shareholders’ approval was obtained to pay a finder’s fee of 3% of the total amount of the Private Placement, which was paid one half in shares and one half in cash during the third quarter.

In conjunction with the closing on the final amount of the Private Placement, the Company and the Subscriber have agreed to enter into an Investor Rights Agreement pursuant to which: (a) the Subscriber has the right to nominate one director for election to the board of directors of the Company (subject to maintaining any equity ownership of at least 10% in the Company); (b) the Subscriber is entitled to participate in future equity or convertible security offerings of the Company in order to maintain its pro rata equity interest in the Company (subject to maintaining any equity ownership of at least 10% in the Company); (c) the Subscriber is entitled to a similar equity offering participation right in connection with certain new entities that may be created by the Company to expand the application of its proprietary technologies; and (d) the Subscriber has agreed to a 18 month standstill from July 3, 2018 and a 12 month restriction on dispositions of 75% of the securities acquired in the Private Placement.

NXT ENERGY SOLUTIONS INC.

Notes to the Condensed Consolidated Interim Financial Statements
As at and for the three and nine month periods ended September 30, 2018
(Expressed in Canadian dollars unless otherwise stated)

10. Loss per share

	For the three months		For the nine months
	Ended September 30		ended September 30
	2018	2017	2018	2017
Comprehensive loss for the period	$(1,660,031)	(1,935,356)	(5,575,795)	(6,874,038)

Weighted average number of shares
 outstanding for the period:

Basic	68,413,668	53,856,509	64,404,493	53,856,509

Diluted	68,413,668	53,856,509	64,404,493	53,856,509

Net Income (loss) per share – Basic	$(0.02)	$(0.04)	$(0.09)	$(0.13)
Net Income (loss) per share – Diluted	$(0.02)	$(0.04)	$(0.09)	$(0.13)

In periods in which a loss results, all outstanding stock options are excluded from the fully diluted loss per share calculations as their effect is anti-dilutive.

NXT ENERGY SOLUTIONS INC.

Notes to the Condensed Consolidated Interim Financial Statements
As at and for the three and nine month periods ended September 30, 2018
(Expressed in Canadian dollars unless otherwise stated)

11. Stock options

The following is a summary of stock options which are outstanding as at September 30, 2018:

			Average remaining
Exercise price	# of options	# of options	contractual
per share	outstanding	exercisable	life (in years)
$1.13	1,000,000	333,333	4.3
$1.35	286,900	286,900	1.3
$1.39	22,500	22,500	0.8
$1.45	37,500	37,500	3.2
$1.48	37,500	37,500	2.8
$1.50	50,000	50,000	2.8
$1.57	30,000	30,000	1.4
$1.61	25,000	25,000	0.4
$1.67	150,000	150,000	1.1
$1.73	92,600	75,933	2.2
$1.82	165,000	110,000	2.1
$1.83	22,500	22,500	0.2
$2.10	300,000	300,000	2.0
$1.44	2,219,500	1,481,166	2.9

A continuity of the number of stock options which are outstanding as at the current period ending September 30, 2018 and as at the prior fiscal year ended December 31, 2017 is as follows:

NXT ENERGY SOLUTIONS INC.

Notes to the Condensed Consolidated Interim Financial Statements
As at and for the three and nine month periods ended September 30, 2018
(Expressed in Canadian dollars unless otherwise stated)

	For the nine months		For the year ended
	Ended September 30, 2018		December 31, 2017
		weighted		weighted
	# of stock	average	# of stock	average
	options	exercise price	options	exercise price
Options outstanding, start of the period	1,648,667	$1.60	3,221,001	$1.33
Granted	1,000,000	$1.13	-	$-
Exercised	(6,667)	$0.76	(7,334)	$0.76
Expired	(42,500)	$0.81	(1,190,000)	$0.91
Forfeited	(380,000)	$1.40	(375,000)	$1.48
Options outstanding, end of the period	2,219,500	$1.44	1,648,667	$1.60
Options exercisable, end of the period	1,481,166	$1.57	1,268,867	$1.59

Stock options granted generally expire, if unexercised, five years from the date granted and entitlement to exercise them generally vests at a rate of one-third at the end of each of the first three years following the date of grant.

Stock based compensation expense (“SBCE”) is calculated based on the fair value attributed to grants of stock options using the Black-Scholes valuation model and utilizing the following weighted average assumptions:

NXT ENERGY SOLUTIONS INC.

Notes to the Condensed Consolidated Interim Financial Statements
As at and for the three and nine month periods ended September 30, 2018
(Expressed in Canadian dollars unless otherwise stated)

	For the period ended
	September 30,	December 31,
	2018	2017
Expected dividends paid per common share	Nil	Nil
Expected life in years	5.0	5.0
Expected volatility in the price of common shares	65%	85%
Risk free interest rate	1.68%	0.75%
Weighted average fair market value per share at grant date	$1.13	$0.99

The unamortized portion of SBCE related to the non-vested portion of stock options, which will be recognized in 2018 to 2020 is approximately $194,000.

12. Financial instruments

1) Non-derivative financial instruments:

The Company's non-derivative financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable, accounts payables and accrued liabilities, and capital leases. The carrying value of these financial instruments approximates their fair values due to their short terms to maturity. NXT is not exposed to significant interest or credit risks arising from these financial instruments. NXT is exposed to foreign exchange risk as a result of periodically holding foreign denominated financial instruments. Any unrealized foreign exchange gains and losses arising on such holdings are reflected in earnings at the end of each period.

2) Derivative financial instruments

As at September 30, 2018 and December 31, 2017 the Company held no derivative financial instruments.

NXT ENERGY SOLUTIONS INC.

Notes to the Condensed Consolidated Interim Financial Statements
As at and for the three and nine month periods ended September 30, 2018
(Expressed in Canadian dollars unless otherwise stated)

13. Change in non-cash working capital

The changes in non-cash working capital balances are comprised of:

	For the three months		For the nine months
	ended September 30		ended September 30
	2018	2017	2018	2017
Accounts receivable	63,261	(27,985)	(15,919)	144,771
Prepaid expenses and deposits	41,318	(23,564)	6,445	(529,133)
Accounts payable and accrued liabilities	(400,831)	(241,003)	(894,457)	222,300
Income taxes payable	-	(17)	(201)	(98)
	(296,252)	(292,569)	(904,132)	(162,160)

Portion attributable to:
Operating activities	(296,252)	(292,569)	(904,132)	(162,160)
Financing activities	-	-	-	-
Investing activities	-	-	-	-
	(296,252)	(292,569)	(904,132)	(162,160)

14. Commitments and contingencies

Aircraft and Office premises lease

NXT has an operating lease commitment on its Calgary office space for a 10 year term ending in 2025 at an estimated minimum monthly lease payment of $48,937 (including management fees and operating costs).

The leaseback of NXT’s aircraft is an operating lease with a minimum term of 60 months and monthly lease payments of approximately US$39,500.

The estimated minimum annual commitments for these leases are as follows as at September 30, 2018:

NXT ENERGY SOLUTIONS INC.

Notes to the Condensed Consolidated Interim Financial Statements
As at and for the three and nine month periods ended September 30, 2018
(Expressed in Canadian dollars unless otherwise stated)

	Office Premises	Aircraft
2018	$146,811	$153,398
2019	587,244	613,593
2020	590,221	613,593
2021	599,153	613,593
2022	599,153	153,398
	2,522,582	2,147,575
Thereafter, 2023 through 2025	1,647,670	-
	4,170,252	2,147,575

Deferred charges of $79,730 as at September 30, 2018 relates to the valuation of an initial free-rent period received on the office lease in 2015. This balance is being amortized as a reduction of general and administrative expense over the remaining term of the lease commitment.

15. Geographic information

NXT conducts all of its survey operations from its head office in Canada, and occasionally maintains administrative offices in foreign locations if and when needed. NXT has no long term assets outside of Canada.

There were no revenues in the three and nine month periods ended September 30, 2018 and 2017.

16. Other related party transactions

One of the members of NXT’s Board of Directors is a partner in a law firm which provides legal advice to NXT. Legal fees (including costs related to share issuance) incurred with this firm were as follows:

NXT ENERGY SOLUTIONS INC.

Notes to the Condensed Consolidated Interim Financial Statements
As at and for the three and nine month periods ended September 30, 2018
(Expressed in Canadian dollars unless otherwise stated)

For the three months		For the nine months
ended September 30,		ended September 30,
2018	2017	2018	2017
$32,266	$11,796	$241,422	$83,263

Accounts payable and accrued liabilities includes a total of $11,873 ($120,479 as at December 31, 2017) payable to this law firm.

In addition, accounts payable and accrued liabilities includes $52,285 ($14,210 as at December 31, 2017) related to re-imbursement of expenses owing to Officers of NXT.

17. Aircraft Financing

In April, 2017, NXT completed a sale and leaseback agreement of its aircraft with a Calgary based international aircraft services organization (the “Lessor”). The terms of the agreement resulted in NXT selling its Cessna Citation aircraft that was purchased in 2015 for US$2,000,000 for the sum of US$2,300,000. NXT has leased the aircraft over an initial term of 60 months and retains all existing operating rights and obligations. Net proceeds to NXT from the sale were approximately CAD $2,700,000, after payment of all commissions and fees. The net book value of the asset of $2.4 million was derecognized and the resulting gain on disposition of $776,504 was deferred ($621,203 included in long term liabilities and $155,301 included in accounts payable and accrued liabilities). The gain will be recognized as a reduction to the Company’s lease expense over the 60 month term of the lease. The resulting leaseback transaction is an operating lease. NXT is required to make monthly payments to the Lessor of approximately US $39,500. NXT has the option to extend the term of the lease by an additional two years. Should NXT want to repurchase the aircraft at the end of the initial lease term, the purchase price is US $1.45 million.

18. Gain on extinguishment of liability

During the quarter NXT determined that liabilities it had recorded before 2005 were no longer payable. As a result a gain of $185,661 has been recognized on the extinguishment of the liability. No cash was paid.